EXHIBIT 21.01

Subsidiaries	Jurisdiction of	Name under which
	Incorporation	business conducted

IWC Services, L.L.C.	Texas	Boots & Coots Services

Boots & Coots Services, Inc.	Delaware

Boots & Coots/IWC	British Virgin
Overseas, Inc.	Islands

Boots & Coots Canada, Ltd.	Alberta, Canada

Boots & Coots/IWC
De Venezuela, S.A.	Venezuela

HWCES International	Cayman Islands

HWC Limited	Louisiana

Boots & Coots Services de	Mexico
Mexico S. de R.L. de C.V.